Exhibit 21.1

SUBSIDIARIES OF FISKER INC.

Name of Subsidiary	Jurisdiction of Organization
Fisker Group Inc.	Delaware (USA)
Fisker GmbH	Germany
Fisker GmbH	Austria
Fisker Vigyan Indian Private Limited	India
Fisker (GB) Limited	United Kingdom
Terra Energy Inc.	Delaware (USA)
Platinum IPR LLC	Delaware (USA)
Fisker Belgium SRL	Belgium
Fisker Canada Ltd.	Canada
Fisker Denmark ApS	Denmark
Fisker France SAS	France
Fisker Norway AS	Norway
Fisker Sweden AB	Sweden
Fisker Switzerland GmbH	Switzerland
Fisker Switzerland Sales GmbH	Switzerland
Fisker Netherlands B.V	Netherlands
Fisker Netherlands Sales B.V.	Netherlands
Fisker Ireland Limited	Ireland
Fisker (Shanghai) Motors Ltd.	China
Ocean EV, S. de R.L. de C.V.	Mexico